UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Pre-paid Royalty, Collaboration Agreement and Software License Agreement with Texas Instruments

On December 6, 2024, LeddarTech Holdings Inc. (the “Company”) entered into a collaboration agreement (the “Collaboration Agreement”) and a software license agreement (“the License Agreement”) with Texas Instruments Incorporated (“Texas Instruments”) to deliver a comprehensive, integrated platform solution for ADAS and AD markets through a combined offering featuring the Company’s LeddarVision AI-based low-level sensor fusion and perception stack pre-integrated and validated on Texas Instruments’ TDA4 and TDA5 scalable portfolio of System-on-Chip (SoC) and Accelerators (the “Combined Offering”). The Collaboration Agreement and the License Agreement arise out of the Company and Texas Instruments having worked closely together for nearly two years on technology integration and optimization to create an open, comprehensive, high performance and cost-efficient solution for ADAS and AD systems that can serve the entire automotive OEM landscape and their Tier-1 suppliers.

Collaboration Agreement

The Collaboration Agreement sets forth the Company’s and Texas Instruments’ intention to work together in good faith to develop and market the Combined Offering. While the Collaboration Agreement is non-exclusive, such that each party may work individually or with a third party on similar activities, the Collaboration Agreement provides that the Combined Offering will be preferred, where appropriate and commercially feasible, over other collaborations or individual offerings. In addition, the Collaboration Agreement lists certain terms to be included in a master license agreement to govern the commercialization of the Combined Offering, including economics to be negotiated as between the Company and Texas Instruments. The initial term of the Collaboration Agreement is for three years, after which the Collaboration Agreement will automatically renew for each successive one-year period unless either party provides 60 days’ advance notice of non-renewal. The Collaboration Agreement may also be terminated for cause by either party.

Software License Agreement

Pursuant to the License Agreement, the Company has licensed to Texas Instruments a non-exclusive, worldwide, irrevocable royalty-bearing license in and to LeddarVision for purposes such as testing, design and distribution. Under the License Agreement, Texas Instruments has agreed to pay a total of US$9.89 million to the Company in a series of advanced royalty payments to support the development and commercialization of the Combined Offering, which payments will be offset against future royalties. Such payments will be paid in the following amounts upon satisfying the applicable conditions: (i) US$5.0 million (the “First Royalty Installment”) prior to January 5, 2025, (ii) US$3.0 million (the “Second Royalty Installment”) within five days of delivery by the Company to Texas Instruments of certain software for demonstration at the CES 2025 conference and (iii) US$1.89 million (together with the First Royalty Installment and the Second Royalty Installment, the “TI Pre-paid Royalty Fee”) within five days of the execution of an agreement with a customer for the Combined Offering. The Company and Texas Instruments have agreed to negotiate in good faith a master license agreement to determine, among other things, the royalties payable for the license as they shall apply on a customer-by-customer basis.

The term of the License Agreement will continue until terminated for cause or automatically terminated upon execution by each of the Company and Texas Instruments of the master license agreement contemplated under the Collaboration Agreement.

Amendments to Credit Facilities

On December 6, 2024, the Company entered into (i) a Second Amending Agreement (the “Second Amendment”) amending the financing offer letter dated August 19, 2024 among the Company, VayaVision and the bridge lenders party thereto (as amended by a First Amending Agreement dated October 11, 2024 and as so amended, the “Bridge Facility”), and (ii) a Fourteenth Amending Agreement (the “Fourteenth Amendment”) with Fédération des Caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated April 5, 2023 (as amended prior to December 6, 2024 and as so amended, the “Desjardins Credit Facility”).

The Second Amendment provides for, among other things, the repayment of Desjardins’ bridge loans and other payments under the Bridge Facility upon the earlier of (i) the business day following the completion of financing transactions aggregating US$35.0 million in gross proceeds comprised of the TI Pre-paid Royalty Fee, the conversion of approximately US$6.0 million of bridge loans under the Bridge Facility and other equity issuances (collectively, the “Follow On Offering”), and (ii) January 31, 2025. Such payments would be due earlier in the event that the First Royalty Installment has not been received by the Company on December 13, 2024.

The Fourteenth Amendment provides for, among other things, the payment of deferred interest, amendment fees, repayment of Desjardins’ bridge loans and other payments under the Bridge Facility and the Desjardins Credit Facility upon the earlier of (i) the Follow On Offering and (ii) January 31, 2025. In addition, the Fourteenth Amendment amends the Desjardins Credit Facility to provide that the Company must provide notice to Desjardins within two business days of a “liquidity event” and repay all amounts owing under the Desjardins Credit Facility. Liquidity events under the Desjardins Credit Facility, as amended, include a change of control of the Company, a sale of all or substantially all of the Company's assets, the occurrence of a default under the Desjardins Credit Facility, the failure to receive the First Royalty Installment by December 13, 2024 and the failure to complete the Follow On Offering by January 31, 2025. If a liquidity event were to occur, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $109.5 million aggregate principal amount of indebtedness of the Company would be subject to acceleration. While the Company may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, the Company’s ability to continue as a going concern would be materially and adversely affected and investors in the Company Common Shares could lose all or a substantial part of their investment.

The foregoing summary of the Second Amendment and the Fourteenth Amendment do not purport to be complete and is qualified in its entirety by reference to the Second Amendment and the Fourteenth Amendment, copies of which are furnished as Exhibits 10.1 and 10.2 hereto and are incorporated by reference herein.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
10.1	Second Amending Agreement to Bridge Financing Offer Letter dated December 6, 2024 among LeddarTech Holdings Inc., VayaVision, Desjardins, FS LT Holdings II LP and IQ.
10.2	Fourteenth Amending Agreement to Desjardins Financing Offer dated December 6, 2024 among LeddarTech Holdings Inc. and Desjardins.
99.1	Press release of LeddarTech Holdings Inc. dated December 9, 2024
99.2	Press release of LeddarTech Holdings Inc. dated December 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: December 9, 2024

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